September 13, 2013

Re:	Cobalt International Energy, Inc. (the “Company”)
Form 10-K for the Fiscal Year ended December 31, 2012 (the “Form 10-K”)
Filed February 26, 2013
Definitive Proxy Statement filed March 21, 2013 (the “Proxy Statement”)
Response dated August 21, 2013
File No. 1-34579

Ms. Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-4628

Dear Ms. Parker:

This letter is in response to your letter dated August 29, 2013.  We have set forth your comments followed by the Company’s response.  The terms “we,” “us” and “our” used herein also refer to the Company.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 31

Executive Compensation, page 31

Elements of Compensation, page 32

Long Term Incentive (Equity) Compensation, page 35

1.                               You supplementally advised that Mr. Bryant’s increase in annual equity award from 200% of base salary in 2010 to 700% of base salary in 2012 was based on “a variety of specific factors, including a review of Mr. Bryant’s performance, benchmarking materials and the range of CEO compensation opportunity among other relevant companies…”  However, at page 32 you state that you “do not have a single group of comparator or peer firms for purposes of traditional benchmarking and percentile targeting.”  Please reconcile this disclosure and confirm that in future filings you will list all companies to which you benchmark and the degree to which you considered such companies comparable to you or advise.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.

We respectfully submit that the Company does not have a specific or single peer group of like companies. Rather, the Company reviews NEO compensation on a position-by-position basis and has found that the skill sets required for those positions are varied and cannot be found at one particular type of company. Thus, in addition to looking at general compensation and governance trends and evaluating those trends within the scope of oil and gas companies, the Company has in recent years reviewed the compensation practices of companies participating in two different segments of the oil and gas industry. One segment of companies includes those engaged in deepwater exploration and development — similar to Cobalt. However, these companies tend to be much larger and more diversified than Cobalt, a factor that is taken into consideration when reviewing such compensation data. This segment consisted of Anadarko Petroleum Corporation, Apache Corporation, Hess Corporation, Marathon Oil Corporation, Murphy Oil Corporation, Newfield Exploration Company, and Noble Energy, Inc. The second segment of companies includes those of similar size to Cobalt, primarily measured by enterprise value. However, these companies tend to focus on a different segment of the oil and gas business than Cobalt (e.g. onshore resource development rather than deepwater exploration), a factor that is also taken into consideration when reviewing such compensation data. This segment has consisted of Cabot Oil and Gas Corporation, Cimarex Energy Company, Concho Resources, Inc., Continental Resources, Inc., Denbury Resources, Inc., Linn Energy, LLC, Pioneer Natural Resources Company, Plains Exploration & Production Company, QEP Resources, Inc., Range Resources Corporation, Ultra Petroleum Corporation and Whiting Petroleum Corporation.

When reviewing the compensation data from these segments, the Company does not target a particular percentile or otherwise follow a set procedure with respect to this data as it is of limited value given neither segment is truly representative of Cobalt and its business model. Rather, the Company reviews it as one of a variety of factors in determining NEO compensation. Thus, we believe it is accurate to say that while the Company does not have a single group of comparator companies, the Company does look at a variety of factors that include compensation data from relevant companies in determining NEO compensation. The latter statement is what we meant in our supplemental response when we said that for Mr. Bryant the Company looked at a variety of factors including benchmarking materials and the range of CEO compensation opportunity among other relevant companies.

As requested, we confirm that in future proxy statements we will list all companies that we benchmark our NEO compensation against and the degree to which we consider such companies comparable to us.

2.                                Please provide us with your proposed disclosure regarding the methodology, factors and process behind the determination of equity awards for each of your named executive officers, along with a comparative analysis of the current year’s equity compensation over prior periods.

In response to your comment, the Company will include the following disclosure regarding the methodology, factors, and process behind its determination of equity awards for each of the Company’s named executive officers in its next proxy statement as part of the disclosure under the heading Executive Compensation — Compensation Discussion & Analysis — Elements of Compensation — Long Term (Incentive) Equity Compensation.

“Our process for determining the amounts of equity compensation awarded to our NEOs begins with discussions among our Compensation Committee and Meridian Compensation Partners, which has advised the Compensation Committee since 2010.  The initial discussions around equity compensation awards typically occur in the latter portion of each calendar year, and continue with further discussions in the first quarter of the following calendar year, culminating with a recommendation to the full Board of Directors on the specific levels and types of equity compensation to be awarded to each of our NEOs.

As part of these discussions, Meridian provides the Compensation Committee with framework and benchmarking materials that help guide its deliberations.  For a discussion of the materials and the companies whose compensation practices the Compensation Committee reviews, please see “—Compensation Process.”  [Note to Staff: this section would include the disclosure referred to above in response to your comment #1].  The Compensation Committee also considers other factors in its recommendation to the full Board, including each NEO’s individual objectives and performance over the prior calendar year and the performance of our stock price.  The majority of the factors considered by the Compensation Committee are thus necessarily specific to each individual NEO and vary from year to year, depending in part upon performance objectives that are established for each NEO during the first quarter of each calendar year.  For example, the factors considered by the Compensation Committee in making its recommendation to the full Board for the level and type of equity compensation awarded to our Chief Executive Officer have included his organizational leadership during a period of rapid growth for our company and overall operational and financial performance.  The factors considered by the Compensation Committee for our Chief Financial Officer have included the successful execution of capital markets transactions and the maintenance of capital expenditure levels within budget.  Factors that the Compensation Committee considered for our Chief Operating Officer have included the success of overall operations including health, safety, security and environmental performance relative to industry standards and the success of our drilling programs in the U.S. Gulf of Mexico and offshore West Africa.

The methodology employed by our Compensation Committee to arrive at specific equity compensation awards for each NEO is to establish annual equity compensation awards in reference to a percentage of each NEO’s annual base salary as well as set the overall type and mix of the equity compensation award for each NEO.  Each NEO’s equity compensation award is approved by the Board of Directors, upon recommendation by the Compensation Committee, following the conclusion of the process and consideration of the factors outlined above.  In recent years, our annual equity compensation awards have varied between 75% and 700% of the annual base salary of each NEO and have consisted of between 50% to 75% stock options, 0% to 25% restricted stock units, and 0% to 50% restricted stock.  The overall equity compensation award for each NEO as well as the mix of the type of equity compensation awards may vary from year to year, depending upon the Compensation Committee’s analysis and consideration of the factors referred to above.

On February 21, 2013, our Board of Directors approved an amendment to the Compensation Committee’s charter that shifted the responsibility for determining annual equity compensation awards from the full Board of Directors to the Compensation Committee.”

In addition to the disclosure above regarding the methodology, factors and process of equity award determinations for our NEOs, the Company will also provide an analysis of 2013 equity compensation data over prior periods similar to the following analysis of 2012 equity compensation data compared to prior periods.

“Comparative Analysis of 2012 Equity Compensation to Prior Periods

Mr. Bryant received annual long-term incentive equity awards equal to $7,149,587, $0 and $1,748,790 for the fiscal years ended 2012, 2011, and 2010, respectively.  Mr. Bryant’s award was 700% of his base salary in 2012 and 200% of his base salary in 2010.  The increase of $7,149,587 from 2011 to 2012 was the result of our Board of Directors shifting the annual award process from December to February of each year.  The $5,400,797 increase from 2010 to 2012 was primarily the result of the Compensation Committee purposely awarding a conservative amount of equity compensation in 2010 given it was the first award since our initial public offering, we were still in the early stages of our exploratory drilling operations and because of the heavy downward influence of the Deepwater Horizon incident and our resulting depressed stock price.  In 2012, the Compensation Committee chose to increase the award based on a variety of specific factors, including a review of the Company’s and Mr. Bryant’s exceptional performance, industry benchmarking information and the range of CEO compensation opportunity among other relevant companies, strong performance of our stock price and resulting increased market capitalization, successful late 2011 and early 2012 drilling results at our Cameia prospect and his organizational leadership through the extended drilling moratorium in the U.S. Gulf of Mexico, especially his leadership in ensuring that the perspectives and contributions of independent oil companies like Cobalt were heard and understood by applicable regulators and the government.

Mr. Wilkirson received annual long-term incentive equity awards equal to $637,684, $0 and $807,140 for the fiscal years ended 2012, 2011, and 2010, respectively.  Mr. Wilkirson’s award was 125% of his base salary in 2012 and 75% of his base salary in 2010, although in 2010 Mr. Wilkirson also received a one-time award of 60,000 shares of restricted stock in addition to his annual equity compensation award in connection with his promotion to Chief Financial Officer in recognition of the increased responsibilities associated with that position.  The increase of $637,684 from 2011 to 2012 was the result of our Board of Directors shifting the annual award process from December to February of each year.  The $169,456 decrease from 2010 to 2012 was primarily the result of Mr. Wilkirson’s 2010 award of 60,000 shares of restricted stock in connection with his promotion to Chief Financial Officer.  Mr. Wilkirson’s 2012 equity compensation award was based on a variety of specific factors, including a review of Mr. Wilkirson’s strong performance, compensation data, performance of our stock price, the successful capital markets transactions executed during 2011 and the maintenance of capital expenditure levels within budget.

Mr. Whitfield received annual long-term incentive equity awards equal to $1,051,566, $741,500 and $750,391 for the fiscal years ended 2012, 2011, and 2010, respectively.  Mr. Whitfield’s award was 150% of his base salary in both 2012 and 2010.  The increase of $310,066 from 2011 to 2012 was primarily the result of our Board of Directors shifting the annual award process from December to February of each year, which was offset by Mr. Whitfield receiving 100,000 shares of restricted stock in connection with the execution of his employment agreement in 2011 and in recognition of his promotion to Chief Operating Officer.  The $301,175 increase from 2010 to 2012 was primarily the result of Mr. Whitfield’s increased salary from 2010 to 2012.  Mr. Whitfield’s 2012 equity compensation award was based on a variety of specific factors, including a review of Mr. Whitfield’s strong performance, compensation data, performance of our stock price, our health, safety, security, environmental and operational performance in 2011 and Mr. Whitfield’s operational leadership during the extended drilling moratorium in the U.S. Gulf of Mexico.

Mr. Painter received annual long-term incentive equity awards equal to $836,479, $0 and $734,954 for the fiscal years ended 2012, 2011, and 2010, respectively.  Mr. Painter’s award was 125% of his base salary in both 2012 and 2010.  The increase of $836,479 from 2011 to 2012 was the result of our Board of Directors shifting the annual award process from December to February of each year.  The $101,525 increase from 2010 to 2012 was based on a variety of specific factors, including a review of Mr. Painter’s strong performance, compensation data, performance of our stock price, and our successful appraisal and pre-development work in the U.S. Gulf of Mexico.

Mr. Farnsworth received annual long-term incentive equity awards equal to $737,295, $0 and $756,556 for the fiscal years ended 2012, 2011, and 2010, respectively.  Mr. Farnsworth’s award was 125% of his base salary in 2012 and 150% of his base salary in 2010.  The increase of $737,295 from 2011 to 2012 was the result of our Board of Directors shifting the annual award process from December to February of each year.  The decrease from 2010 to 2012 was less than

$20,000.  Mr. Farnsworth’s 2012 equity compensation award was based on a variety of specific factors, including a review of Mr. Farnsworth’s strong performance, compensation data, performance of our stock price, and the maturation of our exploration portfolio.”

Closing Comments

As requested, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and the Proxy Statement;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K or the Proxy Statement; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (713) 579-9100.

Sincerely,

/s/ John P. Wilkirson
John P. Wilkirson
Chief Financial Officer and Executive Vice President

cc:	Joseph H. Bryant
Jeffrey A. Starzec, Esq.
Richard D. Truesdell, Jr., Esq.